UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Destinations, Inc.
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Destinations, Inc.
6277 Sea Harbor Drive
Orlando, Florida 32821

WYNDHAM DESTINATIONS, INC. EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018	10

SIGNATURE	11

EXHIBIT:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries
of the Wyndham Destinations, Inc. Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Wyndham Destinations, Inc. Employee Savings Plan (the "Plan") as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2012.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
June 28, 2019

WYNDHAM DESTINATIONS, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2018	2017
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$94,695	$12,817
Mutual funds	327,988,165	440,667,255
Common collective trusts	255,088,422	328,601,815
Common stock	37,513,451	63,983,929
Money market	13,674,026	9,385,116
Total investments	634,358,759	842,650,932

RECEIVABLES:
Employer contribution receivable	726,522	1,012,612
Employee contribution receivable	951,227	1,346,886
Notes receivable from participants	23,092,494	24,671,007
Total receivables	24,770,243	27,030,505

NET ASSETS AVAILABLE FOR BENEFITS	$659,129,002	$869,681,437

The accompanying notes are an integral part of these financial statements.

WYNDHAM DESTINATIONS, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2018
ADDITIONS:
Contributions:
Employee contributions	$51,651,381
Employer contributions	34,126,002
Total contributions	85,777,383

Net investment income/(loss):
Net depreciation in fair value of investments	(88,418,361)
Dividends	34,314,288
Interest	4,012
Net investment loss	(54,100,061)

Interest income on notes receivable from participants	1,112,557

DEDUCTIONS:
Benefits paid to participants	88,804,124
Administrative expenses	869,523
Total deductions	89,673,647

NET DECREASE IN NET ASSETS	(56,883,768)

TRANSFERS OUT OF THE PLAN
Wyndham Hotels & Resorts, Inc. employee transfers	153,481,202
Other transfers out	187,465
Total transfers out	153,668,667

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	869,681,437
End of year	$659,129,002

The accompanying notes are an integral part of these financial statements.

WYNDHAM DESTINATIONS, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN
On May 31, 2018, Wyndham Worldwide Corporation (“Wyndham Worldwide”) completed the previously announced spin-off of its hotel business into a separate publicly-traded company (the “Spin-off”). Wyndham Worldwide completed the Spin-off by distributing 100% of the common stock of its wholly-owned subsidiary, Wyndham Hotels & Resorts, Inc. (“Wyndham Hotels”), to the shareholders of Wyndham Worldwide. For each share of Wyndham Worldwide common stock owned as of the May 18, 2018 record date, shareholders received one share of Wyndham Hotels common stock. The common stock of Wyndham Hotels trades on the New York Stock Exchange (“NYSE”) under the ticker symbol “WH.” Shares of Wyndham Hotels common stock can be held in the Plan until May 31, 2021. During this period no contributions, investments, reinvestments or exchanges are permitted, however, participants may direct such investments into other investment options in accordance with the Plan’s election provisions.

In conjunction with the Spin-off, Wyndham Worldwide changed its name to Wyndham Destinations, Inc. (“Wyndham Destinations” or the “Company”). The common stock of Wyndham Destinations trades on the NYSE under the ticker symbol “WYND.” As a result of the Spin-off, employees of Wyndham Hotels ceased to participate in the Wyndham Worldwide Corporation Employee Savings Plan and commenced participation in the Wyndham Hotel Group Employee Savings Plan. Accordingly, on June 1, 2018, net assets of approximately $153.5 million representing account balances of Wyndham Hotels employees were transferred to the Wyndham Hotel Group Employee Savings Plan.

Subsequent to the Spin-off, the Wyndham Worldwide Corporation Employee Savings Plan was renamed the Wyndham Destinations, Inc. Employee Savings Plan (the “Plan”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with the Company’s separation from Cendant Corporation.

Bank of America, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

The following is a summary of certain Plan provisions:

Eligibility—Each regular U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment and the attainment of age eighteen, excluding employees as defined in the Plan document of Wyndham Vacation Rentals North America, LLC and employees working at the Wyndham Destinations, Inc. Rio Mar location in Puerto Rico. Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following one year of eligible service (as defined in the Plan document) and the attainment of age eighteen.

Contributions—Participants may contribute each year up to 50% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham Destinations common stock as investment options for participants. Contributions are limited to a maximum of 25% into Wyndham Destinations common stock.

Vesting—Participants are immediately 100% vested in their contributions, employer contributions plus actual earnings thereon.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.

The Plan offers participants that have investments in Wyndham Destinations common stock, the option of having dividends on such stock distributed to the participant in either cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2018, the Company’s Board of Directors declared quarterly dividends of $0.66 per share during the quarterly period ended March 31, 2018, and $0.41 per share in each of the quarterly periods ended June 30, September 30 and December 31, 2018 ($1.89 in aggregate). Dividends related to Wyndham Destinations common stock that were paid to the Plan were $978,303 of which $14,351 was distributed to participants in cash.

2.	SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

Administrative Expenses—Pursuant to the plan document, administrative expenses may be paid by either the Company, the Plan or both.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $478,282 and $413,482 at December 31, 2018 and 2017, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets.

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. Such 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.

The Wells Fargo Stable Value Fund (the “SVF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SVF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SVF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation/(depreciation) in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2018.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Recently Issued Accounting Pronouncements
Fair Value Measurement Disclosures. In August 2018, the Financial Accounting Standards Board issued guidance which amends the disclosure requirements on fair value measurements. This guidance eliminates the requirements for entities to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This guidance adds disclosure requirements related to changes in unrealized gains or losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and includes a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. Additionally the amended guidance clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date, and modifies the disclosure requirements for the liquidation of investments in certain entities that calculate net asset value. This guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. This guidance is to be applied prospectively for the amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty, all other changes are to be applied retrospectively. The company does not believe the adoption of this guidance will have a material impact on its financial statements and related disclosures.

3.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 11, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Company obtained a new letter dated May 3, 2018, informing the Company that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC; therefore, there was no provision for income taxes as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	FAIR VALUE
The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following tables present information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.

Level 3: Unobservable inputs used when little or no market data is available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2018 and 2017:

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2018	(Level 1)

Common stock (a)	$37,513,451	$37,513,451
Mutual funds	327,988,165	327,988,165
Money market (b)	13,674,026	13,674,026
Total investment assets in the fair value hierarchy	379,175,642	379,175,642

Investments measured at net asset value:
Common collective trusts (c)	255,088,422	—
Investments at fair value	$634,264,064	$379,175,642

		Quoted Prices in
		Active Markets for
	As of	Identical Assets
	December 31, 2017	(Level 1)

Common stock (a)	$63,983,929	$63,983,929
Mutual funds	440,667,255	440,667,255
Money market (b)	9,385,116	9,385,116
Total investment assets in the fair value hierarchy	514,036,300	514,036,300

Investments measured at net asset value:
Common collective trusts (c)	328,601,815	—
Investments at fair value	$842,638,115	$514,036,300

(a)	Includes $18,791,686 of Wyndham Destinations common stock and $63,983,929 of Wyndham Worldwide common stock, exempt parties-in-interest as of December 31, 2018 and 2017, respectively.

(b)	Primarily represents an investment in BlackRock FedFund.

(c)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan held 524,321 shares of common stock of Wyndham Destinations as of December 31, 2018 with a fair value of $18,791,686. The Plan held 552,204 shares of common stock of Wyndham Worldwide as of December 31, 2017 with a fair value of $63,983,929. The Spin-off resulted in the Plan holding both Wyndham Destinations and Wyndham Hotels shares as of December 31, 2018; however, Wyndham Hotels is not an exempt party-in-interest.

6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	NET ASSET VALUE PER SHARE
In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period at the participant level for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2018:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$17,416,022	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	14,311,697	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	22,398,602	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	42,594,839	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (e)	11,638,019	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	94,249,561	—	Daily	None	1 day
Wells Fargo Stable
Value Fund (g)	52,479,682	—	Daily	None	N/A
	$255,088,422	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well-managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(d)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(e)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2017:

				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Harding Loevner Emerging
Markets Fund (a)	$28,657,784	$—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (b)	2,551,404	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (c)	23,754,284	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (d)	68,210,222	—	Daily	None	N/A
Oppenheimer OFITC
International Growth Fund II (e)	19,158,035	—	Daily	None	1 day
SSgA S&P 500
Index Fund (f)	126,087,957	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (g)	60,182,129	—	Daily	None	N/A
	$328,601,815	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well-managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(c)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(d)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(e)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31:

	2018	2017
Net assets available for benefits per the financial statements	$659,129,002	$869,681,437
Less: Amounts allocated to withdrawing participants	(478,282)	(413,482)
Net assets available for benefits per Form 5500	$658,650,720	$869,267,955

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 at December 31:

2018
Net decrease in net assets per the financial statements	$(56,883,768)
Less: 2018 allocated to withdrawing participants	(478,282)
Add: 2017 amounts allocated to withdrawing participants	413,482
Net income per Form 5500	$(56,948,568)

*****

Wyndham Destinations, Inc. Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value
	Deutsche Real Estate	Mutual fund		$18,771,097
	Federated Total Return	Mutual fund		37,407,293
	Fidelity Advisor Freedom Inc I	Mutual fund		460,835
	Fidelity Advisor Freedom 2010I	Mutual fund		1,273,059
	Fidelity Advisor Freedom 2020I	Mutual fund		5,059,388
	Fidelity Advisor Freedom 2030I	Mutual fund		15,660,930
	Fidelity Advisor Freedom 2040I	Mutual fund		13,494,044
	Fidelity Advisor Freedom 2015I	Mutual fund		1,639,372
	Fidelity Advisor Freedom 2025I	Mutual fund		10,415,511
	Fidelity Advisor Freedom 2035I	Mutual fund		17,734,021
	Fidelity Advisor Freedom 2045I	Mutual fund		13,544,192
	Fidelity Advisor Freedom 2050I	Mutual fund		10,983,722
	Fidelity Advisor Freedom 2055 Fund	Mutual fund		11,572,940
	Fidelity Advisor Freedom 2060 Fund	Mutual fund		2,387,727
	Franklin Small Cap Growth R6	Mutual fund		13,281,705
	Harbor International FD RTMT	Mutual fund		18,715,685
	Harbor Small Cap Value RTMT	Mutual fund		29,342,665
	Lord Abbett Bond Debenture R6	Mutual fund		9,724,108
	MFS Value Fund R6	Mutual fund		15,265,306
	The Oakmark Equity & Income Fund	Mutual fund		15,595,195
	Prudential Jennison Growth Z	Mutual fund		57,928,683
	Vanguard Inflation Fund	Mutual fund		7,730,687
	Harding Loevner Emerging Markets Fund	Common collective trust		17,416,022
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		14,311,697
	Northern Trust Collective All Country World Index Fund	Common collective trust		22,398,602
	Northern Trust Collective Extended Market Fund	Common collective trust		42,594,839
	Oppenheimer OFITC International Growth Fund II	Common collective trust		11,638,019
	SSgA S&P 500 Index Fund	Common collective trust		94,249,561
	Wells Fargo Stable Value Fund	Common collective trust		52,479,682
	Wyndham Hotels & Resorts, Inc.	Common stock		18,721,765
*	Wyndham Destinations, Inc.	Common stock		18,791,686
*	Various participants	Loans to participants***		23,092,494
	BLF Money Fund	Money market		481,318
	BlackRock FedFund	Money market		13,192,708
	Cash and cash equivalents			94,695
	Total			$657,451,253

* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 1/03/19 to 12/16/33. Interest rates range from 4.25% to 9.5%.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Destinations, Inc. Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Destinations, Inc. Employee Savings Plan

/s/ Kimberly A. Marshall
Kimberly A. Marshall
Chief Human Resources Officer
Wyndham Destinations, Inc.

Date: June 28, 2019